YASHENG GROUP
The role of Company accounting department stuffs
Attachment C

YHGG 11/3/2011

The role of Company accounting department stuffs

YASHENG GROUP
Financial Center-CFO Table

Name of post	CFO	Department	Finance Center of Group	Issuance time	Dec. 1st, 2009
Direct Superior	President	Direct Subordinate	Financial Minister	Revision Time
Secretary of Chief Director
Working content	1 To organize formation and implementation of financial strategic planning according to group's development strategy;
2 To organize and build perfect, scientific and systematic business accounting system and financial management system according to actual situation of group and be responsible for organization and implementation that can meet the standard of US_GAAP

3 To build and perfect group's budget management system and be responsible for organization and implementation;
4 To build and perfect financial organization management system and set up excellent and efficient financial management team;
5 To participate in approval group's various management system and verify within authorization scope of Board of Directors;
6 To participate in analysis and decision of group's important operational management and important financial items;
7 To reasonably use national tax regulation and policy to comprehensively organize and plan group's tax cost management.
8 To be responsible for group's capital operational management to fully satisfy capital demand of group's operational development;
9 To be responsible for allocating group's external financing work to reasonably keep and increase value of capital;
10 To be responsible for coordinating the relationship of Group with governmental authority of bank and tax and intermediate organization of CPA office
11 To check and approve various financial documents including 10Q and 10K
12 To organize and formulate examination plan for operation and management performance of various sub-companies and conduct financial performance examination;
13 To finish other tasks handled by Chairman of Group.

The role of Company accounting department stuffs

Qualification	1.above bachelor degree in accounting, finance and relevant major with accountant title of CPA qualification;
2.holding over 8-years financial management and over five-years chief accountant working experience in large and middle-sized enterprises;
3.holding comprehensive professional theory knowledge in finance and accounting; systematically mastering national finance law, regulation, rules and policy; and understanding international finance and US GAAP accounting principle;

4.holding relatively comprehensive management knowledge for modern enterprises; understanding finance and security knowledge and knowing well of production and operation management knowledge in the industry;

5.holding sense of overall situation and good at financial planning, analysis, decision and proficient in investment, financing and capital operation management;
6.be familiar with taxation policy, operation analysis, cost control or cost accounting and having abundant financial management, capital plan, financing and capital operation experience;
7.holding good commercial judgment and excellent analysis ability, especially in strategic operation and finance aspects;
8.excellent oral and written expression ability and effectively coordinating stake of various parties;
9.good organization and coordination ability and holding leadership and coordination ability for major trade and negotiation;
10.holding stronger logic thinking ability, judgment and decision-making ability, planning and execution ability;
11.strong sense of responsibility; full of working enthusiasm;
12.meticulous and rigorous work; having strategic and foresight thinking;
13.be honest in performing his official duties, pursing for innovation, strictly keeping secret and persisting principle
Notes

The role of Company accounting department stuffs

Yasheng Group
Post: YS 02 Finance Minister
Category of Main Working Programs		Single work		Work Achievements/Contents
Major code	Work Items	code	Details for single work
A01	Financial accounting	A01-01	To build an accounting system	1. To organize and build a financial and accounting system that can meet the standard of US_GAAP
2. To organize and build the financial and accounting system of newly-built M＆A company that can meet the standard of US_GAAP
		A01-02	To create accounting check system
1. To arrange and prepare accounting check system of the group, including application of accounting  policy, setting up of accounting, account sheet, subject, certificate, rule of accounting treatment, procedures and relevant forms.

2. To organize the check and ratification of the implementation of accounting system.
3. To optimize and refine the accounting system as a way to form a relevant accounting rules in line with its requirements.
4, To organize and develop an accounting system of newly-built M＆A company. can meet the standard of US_GAAP
		A01-03	Accounting management on a daily basis	To arrange and complete the annual financial settlement of final accounting of various department of group: Develop plan. After that, to implement and monitor the process.
A02	Financial report	A02-01	To build financial information report system, financial analysis and risk warning system
1. To organize and develop financial information report system, financial analysis and risk warning system for 8 subsidiaries of the group, it contains statement types, formula, contents, delivery procedures, code and requirements, purpose, method, content of financial analysis, financial risk indicator system, requirements and financial risk warning system, as a way to form various templates and forms.

2. To organize the check and ratification of the implementation of financial information report system, financial analysis and risk warning system
3. To optimize and refine the financial information report system, financial analysis and risk warning system as a way to form a relevant accounting rule in line with its requirements.
4. To organize and develop financial information report system, financial analysis and risk warning system of newly-built M＆A company.

The role of Company accounting department stuffs

A03	Fund expenditures and receipts	A03-01	To build sound fund management pattern responsibly and implement integrated management of funds for group
To facilitate the two routes funds management pattern of balances for the group timely in light with the adjustment of management pattern of the group, build and maintain the application platform of fund settlement bank for group.

		A03-02	To examine funds programs	To check fund programs prepared by director who is in charge of fund.
		A03-03	To conduct fund procurement	To check and organize fund procurement of subsidiaries timely.
		A03-04	To check annual fund programs	To examine and verify fund programs in accordance with the utility and requirements of funds for next year.
A04	Budget management	A04-01	To improve budget management system, optimize management procedures and timely update budget implementation control rules	To improve budget management system and procedures, update budget implementation control rule in line with the questions occurred in budget implementation and management work.
		A04-02	budget work and develop annual budget compiling plan responsibly
1. To build budget organization of Group and subsidiaries, identify its budget form and compiling method.
2. To organize a kickoff meeting of various budget management offices for Group and subsidiaries.
3. To conduct relevant training for employees of Group and subsidiaries.

		A04-03	To deliberate annual budget reported by subsidiaries, balance budget and deliver and distribute annual budget of subsidiaries in line with the opinions of board of directors.
1.  To distribute the general budget formation sheet of subsidiaries and group and its requirements.

2. Deliberate and discuss the general budget of subsidiaries and distribute annual budget of subsidiaries.

		A04-04	To analyze annual budget of subsidiaries of group	To examine and verify the decomposition budget of companies and arrange companies to implement.
		A04-05	To adjust semi-annual budget of subsidiaries	To develop semi-annual budget adjustment plan, arrange companies to prepare budget demand list, review the budget statement reported by companies and distribute the approved budget to companies.
		A04-06	To analyze the budget implementation situations of subsidiaries, examine the analysis report of budget executions on a monthly, quarterly and yearly basis.
1.  To map out budget implementation analysis report and its templates.
2.To review budget implementation analysis table and report (review monthly budget report before the end of 30th of this month, review budget report at the end of this season and before on 5th in the next month)

		A04-07	To prepare, examine the annual budget of financial center	To adjust annual budget and semi-annual budget, control the implementation of budget for department.
		A04-05	To control, analyze, adjust budget process of the whole Group	To review the report of extra-month, extra-accumulation, budget foreign funds of the whole group.

The role of Company accounting department stuffs

A05	Tax management	A05-01	To build taxpaying management system	1. To create taxpaying management system of subsidiaries of group
2. To create the taxpaying management system of newly-built M＆A company.
		A05-02	To build tax management system
1.  To organize and develop tax management system, taxpaying management rules of companies, which include tax registration, daily tax management, tax preferential policies, the report of tax exemption, tax scheme management, income tax final settlement and the application of tax policy.

2. To check and modify the implementations of tax management system.
3. To optimize and refine the tax management system as a way to form relevant tax rules in line with requirements.
4. To develop the taxpaying management system of newly-built M＆A company.
5. To organize the training of tax management system
		A05-03	To manage annual tax scheme	1. To develop annual tax scheme of all kinds of taxes of subsidiaries as a way to make the scheme legal, rational and viable.
2. To complete the adjustment of tax plan in the middle of the year.
3. To complete the remedy measures of tax plan targets.
		A05-04	To carry out annual tax scheme	1. To research various policies, contact and coordinate multi relations, collect, make and distribute various invoices and bills legally.
2. To train and guide financial department to complete the work of collecting, making and issuing various bills.
3. To check the list of monthly tax schemes of financial department for companies, monitor and make sure the asset more safety.
4. To prepare the monthly tax analysis list of companies (budget actual situation and differences), compare the data on a monthly basis and finish the analysis, after that, conduct the adjustment of tax plan.

5. To arrange consulting agency to check the implementation of taxes for subsidiaries in June and November each year.
6. To conduct the specific analysis and develop the detailed improvement scheme in accordance with the report provided by intermediaries. After that, to check and modify it.
		A05-05	To report taxes preferential policies and funds	1. To research various tax regulations and policies at national and local level timely and collect the relevant policies and regulations that is beneficial for our company.
2. To develop the specific implementation plan of tax preferential report and fund report for companies in line with relevant policies.

		A05-06	To develop the final settlement of income tax
1.  To collect the latest income tax settlement policies and organize consulting agency to develop training plan at the beginning of March and complete the training for financial department at the middle of March.

2.To organize financial department of the group to compile the draft of income tax final settlement of the group in the first half of the year (software version and electrical files) at late March.
3. To complete the review and modification of settlement list of companies at early April.
4. To organize consulting agency to audit the income tax settlement of companies at the middle of April.
5. To contact with intermediaries at late April, to show income tax authentication report that met the interest of companies before at the middle of May.
6. To organize and complete the income tax settlement report and payment of companies before May 31th.
		A05-07	To maintain the relationship of tax and company	To take charge of building, maintaining the relationships between tax and company, government and company responsibly

The role of Company accounting department stuffs

A06	Asset management	A06-01	To map out the relevant system and procedures of asset management	To map out and draft tender system, procedures, asset inventory system and procedures in light with the requirements of work.
		A06-02	To have some relevant distributes in place in line with the quarterly asset inventory results and form a report	To conduct asset inventory work and have the problems of inventory in place on a season basis, prepare asset inventory report, distribute relevant notice for relevant questions and track it.
		A06-03	To manage the application, purchase, stockpile and treatment of major asset of group and conduct check in a regular way.
1.  To participate in the tender of subsidiaries and group, choose annual fixed suppliers in accordance with work requirements.

2. To develop preliminary review of fixed asset investment project and exclusive asset procurement for companies.

		A06-05	To participate in making, and reviewing important contract and economic agreement of Group	To conduct relevant work in accordance with work schedule and requirements
A07	Management of coupons and seal	A07-01	To create a seal management system	1. To develop a seal management system, including financial stamp, bank bills, invoice as a way to form relevant system, procedures and forms.
2. To check and modify the implementations of seal management system.
3. To optimize and refine the seal management system and form relevant management rules in line with its requirements.
4. To develop the seal management system of newly-built M＆A company.
5. To organize the training of seal management system
A08	Financial system management	A08-01	To build financial information system	1. To build financial information system of the whole group
2. To organize and create financial information system of newly-built M＆A company.
3. To develop software upgraded plan of information building for group after surveying, and organize to implement the plan after being passed the review and approval.
4. To develop hardware upgraded plan of information building for group after surveying, and organize to implement after being passed the review and approval.
		A08-02	To build financial information system
1.  To organize and develop financial information management system, include information target, management principles, and the specific rules of information management (contain authorization, operate procedures, software maintenance, the building and maintenance of hardware, electrical files and backup management), the solutions and procedures of output and input accountings.

2. To check and modify the implementation of financial information system.
3. To optimize and refine the financial information management system and form relevant management rules in line with its requirements.

The role of Company accounting department stuffs

A09	Archive management	A09-01	To collect personal working files	To clear up personal working files in light with file management system
		A09-02	To collect department files	To check and organize the collection of accounting file materials.
A10	Financing	A10-01	To develop financing management system	To develop financing system
To take charge of the building and maintenance of finance channels, take charge of coordinating, communicating of finance institutes including bank and guarantee agency and build a sound cooperative relations.

To take charge of the searching and research of finance policies, and the finance plan design between group and wholly-owned subsidiaries.
To take charge of arranging and review various finance and guarantee materials needed by bank and guarantee company. The materials include bank statement, viable report and contract which compiled by financial department, technical department of state-wholly owned and hold company and the group.

		A10-02	To apply loans from banks and other financial institutes	1. To contact and communicate with relevant cooperative bank and other financial institutes. 2. To design loan scheme, 3. To take charge of the materials provided by finance company.
		A10-03	To contact guarantee company	1. To contact guarantee company with some certain guarantee amount in line with requirements 2. To take charge of arranging finance company to provide the needed materials to guarantee company.
		A10-04	To make usurious loan procedures	1. To arrange and develop the usurious loan of loans. 2. To identify usurious loan contract, time, organization and amount. 3. To track the implementation period of usurious loans.
		A10-05	To maintain the relationship of bank and company	To take charge of newly building, maintaining and lasting relations of bank and company.

The role of Company accounting department stuffs

A11	Auditing of inside and outside of company	A11-01	To contact audit and evaluation agency
1. To contact audit and evaluation agency according to the requirements of subsidiaries.
2. To take charge of annual audit of the group, contact and coordinate with audit agency as a way to reach satisfied results.

		A11-02	To participate in internal audit work for YHGG	To participate in internal audit work in accordance with arrangement.
A12	Investment management	A12-01	To participate investment management of Group responsibly	To participate in foreign investment and financial due diligence investigation in accordance with strategy department and leader’s arrangement.
A13	Department management	A13-01	To arrange financial department of group and subsidiaries to collect, make and review annual, monthly plan.
1.  To map out the annual working plan of financial department,
2. To evaluate the annual working plan of subsidiaries and distribute to them.
2. To review the monthly plan of subsidiaries on a month basis and distribute to them

		A13-02	To manage the evaluation, training and promotion of financial personnel responsibly
1. To develop monthly evaluation of performance of financial staff and evaluate the performance of financial manager of subsidiaries monthly.
2. To develop internal training for financial staff and their promotion.

		A13-03	To draft quarterly and annual work summary of financial department	To write the summary of financial report on a semi-annual and annual basis.
		A13-04	To prepare annual training plan and conduct of the implementation of quarterly training plan.	1. To develop training work quarterly. 2. To develop training for new employees.
		A13-05	To develop initial interview and recommendations of person who is in charge of financial department	To keep in touch with human resources and conduct initial interview of financial staff.
		A13-06	To assign financial staff and adjust division of labor and responsibilities	To assign financial staff and adjust division of labor and responsibilities on a yearly basis.
		A13-07	To build financial culture philosophy, organize and implement relevant activities	To develop culture promotion, spiritual building of employee and interaction; organize and implement financial activities.

The role of Company accounting department stuffs

A14	Operations and services	A14-01	To map out annual operation goals of the whole group	1. To provide basic financial data last year, assist to predict the target of next year and finish the identification plan of annual business goals.
		A14-02		2. To participate the compiling and checking of annual operation document of responsibility for subsidiaries.
		A14-03	To build and adjust business patterns of subsidiaries of group	To collect relevant policies and regulations, provide solutions of financial; participate in the identification and midway adjustment of business patterns of subsidiaries.
		A14-04	To develop business performance assessment of subsidiaries	1. To provide financial target data of audit, compile annual evaluation statement of executives of subsidiaries.
2. To develop business performance assessment of subsidiaries.
		A14-05	To draw up major financial authorization of subsidiaries	To draw the authorization list and distribution of major financial events, economic contract and payment.
A15	Others	A15-01	To draft financial strategic plan of Group	To revise and improve strategic plan in line with company situations.
		A15-03	To guide financial system of financial department for subsidiaries and improve financial procedures.	To guide and check financial system of financial department for subsidiaries and improving financial procedures in line with its operation features and business adjustment of subsidiaries.
		A15-04	To check the implementation of financial system	To take charge of the check and collection of fund, budget, asset, archive, business accounting and information.
		A15-05	To take charge of the temporarily task delivered by CFO.	To conduct relevant work in accordance with work schedule and requirements

The role of Company accounting department stuffs

Company: Yasheng Group
Post: YS03 Secretary of Financial CFO
Category of Main Work Items		Single Work		Work Achievements/Contents
Code	Work Item	Code	Details for single work
A01	Financial accounting	A01-01	Handling of bank card accounting affairs, account checking and binding of vouchers	To complete the handling of bank card accounting affairs prior to the 25th day of each month
To complete the check of bank card accounting affairs with cashier and CFO between the 25th day and the 30th day of each month so as to ensure consistence of accounts.
Binding and filing as required
		A01-02	Preparation of travel expenses subject to taxes	to prepare the schedule of travel expenses and issuance of relevant stamps between the 10th day and 15th day of each month as required by business accounting supervisor
		A01-03	Assistance in verifying the reimbursement of expenses to be approved by CFO	to assist in verifying the reimbursement bills of relevant expenses and then submit them to CFO for signature on Monday and Friday of each week.
		A01-04	Handing of all businesses of general ledger system of Yasheng Group to verify the bills of expense reimbursement and fund payment of Yasheng Group, complete the vouchers (Including the vouchers relating to preparation of bank settlement, expense amortization, provisions for taxes, depreciation of fixed assets, amortization and adjustment of intangible assets), cash flow, accounting statement and final bookkeeping of general ledger system

A02	Financial reporting	A02-01	Preparation of tax statement of Yasheng Group
to prepare tax declaration materials (Balance sheet, income statement, comprehensive tax return, individual income tax withholding form, schedule of individual income tax, schedule of stamp duty,  general taxpayer’s declaration form of VAT) and tax declaration verification form.

A03	Fund collection and payment	A03-01	Arrangement of allocation and transfer of bank card fund	to arrange bank card fund in place timely as required by CFO
		A03-02	Sealing of bills like cashier’s check, telegraphic transfer and tax receipt	To seal the bills after verification by CFO.
		A03-03	Assistance in completing the verification of payment of Internet bank fund	To assist CFO in completing the verification of payment of Internet bank fund.
		A03-04	Deposit back of interests of each company within Yasheng Group	to summarize and arrange each company to deposit back the loan interest prior to the 20th day of each month

The role of Company accounting department stuffs

A06	Assets management	A06-01	Purchase and repair of fixed assets of financial center	to purchase and repair fixed assets as required by financial center
		A06-02	Daily maintenance and safekeeping of public assets (Public office desks and chairs, computer, printer and photocopier, etc.) of financial center	to conduct maintenance and clean the public computer desk in time as required
A09	Archives management	A09-01	Responsible for direction and check of filing of financial archives (Including paper and electronic files)	To direct and check the filing of financial archives (Including paper and electronic files) of Finance Department of finance center and subsidies and work out the inspection report quarterly.
		A09-02	Responsible for training of financial archive system	To provide financial personnel with training concerning the management of financial archives on a quarterly or irregular basis.
		A09-03	Responsible for collection, collation and filing of archives (Including the filing materials submitted by Finance Department) of financial center	to collate and file the archives according to “Archives Management System” in time
		A09-04	Safekeeping of archives of financial center	To keep the previous accounting archives of financial center in safe place and perform the approval procedures of borrowing, searching and photocopying of archives in strict accordance with system.
A11	Internal and external audit	A11-01	completion of the annual audit of bank card by assisting Internal Audit Department	to assist in completing the annual financial audit of bank card
A13	Divisional management	A13-01	Completion of work evaluation as well as collection and collation of financial work plan and summary of financial personnel within Yasheng Group on a weekly, monthly, quarterly and yearly basis to collect the weekly, monthly, quarterly and yearly work plan, complete the monthly and quarterly work evaluation of financial personnel within Yasheng Group at the end of each month and report the evaluation results to HR Department

		A13-02	Summary of organization work of the planning meeting and financial and cultural activities of Yasheng Group by assisting financial center	to assist finance minister in completion timely
		A13-03	Completion of initial interview and second interview of recruitment of financial personnel by assisting financial center	to assist in completion timely
		A13-04	Coordination with HR Department on the completion of notice of induction, work change and appointment of financial personnel	to complete coordination and communication in time according to financial center’s opinion.
		A13-05	Management, direction and training of cashier

The role of Company accounting department stuffs

A15	Others	A15-01	Responsible for handling the daily affairs of CFO	to arrange the schedule of CFO in a scientific and reasonable way and remind CFO in advance properly daily to reimburse the expenses incurred by CFO in time
to track, supervise and complete various matters assigned by CFO daily
		A15-02	Responsible for notice and venue preparation, etc of various meetings and trainings of finical center	to inform the meetings and trainings and prepare the venue daily according to the training plan and meeting schedule of financial center
		A15-03	Monthly purchase of office supplies	Make statistics and purchase office supplies monthly, according to officer workers’ needs
		A15-04	Preparation of office facilities and equipment of new employees	to prepare and arrange relevant office facilities of new employees in time
		A15-05	Maintenance of work environment in the office	to guarantee the good office environment daily
		A15-06	Receipt, dispatch and convey of various documents of financial center	to receive and dispatch and convey various internal and external documents of financial center in time daily
		A15-07	Communication with each department and company outside Yasheng Group by assisting financial center	to communicate with each department and subsidiary timely and effectively on a daily basis.

The role of Company accounting department stuffs

Company: Yasheng Group
Post: YS04 Accounting Supervisor
Category of Main Working Programs		Single Work		Work Achievements/Contents
Code	Work Item	Code	Details for single work
A01	Financial accounting	A01-01	Establishment of accounting system	1、to organize the establishment of financial accounting system of 23 companies in Yasheng Group, which shall comply with requirements of US GAAP
2、 to organize the establishment of financial accounting system of the new, purchased or merged enterprises that can meet the standard of US_GAAP
		A01-02	Establishment of financial accounting system
1、 to organize the development of financial accounting system of 8 subsidiaries in Yasheng Group, including applicability of accounting policy, setting of account set, setting of account book, setting of accounts, setting of vouchers, rules of handling of financial affairs, procedures of handling of financial affairs, relevant statements and forms, etc

2、to organize the check and rectification of execution of financial accounting system of Yasheng Group.
3、to organize the optimization and detailing of financial accounting system of Yasheng Group, and formulate relevant accounting rules according to needs
4、to organize the development of financial accounting system of the new, purchased or merged enterprises
5、to organize the training concerning US GAAP financial accounting system
		A01-03	Daily financial accounting management	3、 to examine and approve the <Table of Difference between PRC GAAP and US GAAP> of 23 companies in Yasheng Group.
4、to solve various special problems relating to daily handling of accounting affairs of management account set and tax account set of each company in Yasheng Group
5、to guide each company in Yasheng Group to establish the setting of multiple account sets with different specifications and handle relevant accounting affairs according to different needs
6、to verify the <Approval Form of Setting of Accounts> and <Form of Adjustment of Previous Monthly (Yearly) Accounting Affairs> of each company in Yasheng Group
7、to spot check the accounting vouchers, account balance statement and auxiliary accounting ledger of management account set and tax account set of each company in Yasheng Group on an irregular basis.
8、 to verify the accounting vouchers of Yasheng Group and conduct the daily settlement, anti-settlement and anti-bookkeeping, etc
9、to handle the anti-settlement and anti-bookkeeping of various account sets (Management, tax and industry) of each company in Yasheng Group
10、to organize and complete the annual financial clearing and final settlement of each company in Yasheng Group, such as development of scheme, organization of implementation, process surveillance

The role of Company accounting department stuffs

A02	Financial report	A02-01	Establishment of financial information report system, financial analytical system, financial risk presentation and warning system that can meet the standard of US_GAAP
 1.to organize the development of financial information report system, financial analysis system and financial risk presentation and warning system of 8 subsidiaries in Yasheng Group, including type of statements, format of statements, contents of statements, submission procedures and requirements, objective, method and contents of financial analysis, system of financial risk indictors, presentation requirement and early warning system of financial risks etc; develop various templates and forms  1. weekly financial brief report of each company in Yasheng Group; 2. internal management statement template of each company in Yasheng Group, including operation performance evaluation statement, three main financial statements, relevant statement of assets and liabilities and relevant operation statement; internal  financial analysis report template (in PPT format) of each company in Yasheng Group; 4. specifications of external statements of Yasheng Group, including type of statement, objects to whom external statements are submitted, requirement of submission time, adjustment standard of different accounting specifications, etc; 5. UFO statement template of financial system of each company in Yasheng Group, which shall comply with US GAAP; 6. statement of financial risk indicators of each company in Yasheng Group (which shall comply with regulatory policy of relevant industry)

2.to organize the check and rectification of execution of financial report system, financial analysis system and financial risk presentation and warning system of Yasheng Group
3. to organize the optimization and detailing of financial report system, financial analysis system and financial risk presentation and warning system of Yasheng Group, and formulate relevant rules according to needs

4. to organize the development of financial report system, financial analysis system and financial risk presentation and warning system of the new, purchased or merged enterprises
5.to organize the training concerning financial report system, financial analysis system and financial risk presentation and warning system
		A02-02	Management of daily financial report, financial analysis and financial risk presentation	1、to assist and direct each company in Yasheng Group to generate UFIDA UFO statement for management account set and tax account set, especially correction of cash flow statement
2、to verify the weekly financial brief report of each company in Yasheng Group
3、to verify the internal management statement, list of financial analysis and financial risk indicators and consolidated statement of Yasheng Group
4、to verify the financial analysis report (in PPT format) of each company in Yasheng Group
5、to prepare the internal consolidated management statement of Yasheng Group
6、 to prepare the internal consolidated financial analysis report (in PPT format) of Yasheng Group
7、to guide the preparation and verify various financial statements and financial reports of each company in Yasheng Group, which will be submitted to tax authority, competent authority of industry, competent governmental department and bank financing and credit guarantee department

The role of Company accounting department stuffs

A04	Budget management	A04-01	Participation in establishment of budget management system of Yasheng Group
1、to participate in the development of budget management idea and budget process control plan of Yasheng Group;
2、to participate in the development of financial tool plan of budget management and make reasonable suggestions

		A04-02	Participation in annual budgeting of Yasheng Group
 to participate in preparation of annul budgeting scheme of Yasheng Group, preparation guidance as well as examination, adjustment and final determination of budget, as a member of budget management committee of Yasheng Group

		A04-03	Budgeting of maintenance expense of good relationship between tax authority and Yasheng Group	to make the annual budget of maintenance expense of good relationship between tax authority and Yasheng Group according to annual tax objective.
A05	Tax management	A05-01	Establishment of taxpaying management system	1、 to establish the taxpaying management system of each company in Yasheng Group
2、 to establish the taxpaying management system of the new, purchased or merged enterprises
		A05-02	Establishment of tax management system
1、to organize the development of tax management system and taxpaying management rules of each company in Yasheng Group, including tax registration, daily tax management, declaration of tax preference and tax exemptions and reductions, management of tax plan, final settlement of income tax, applicability of tax policy, etc.

2、to organize the check and rectification of execution of tax management system of Yasheng Group
3、 to organize the optimization and detailing of tax management system of Yasheng Group, and formulate relevant tax rules according to needs.
4、to organize the development of tax management system of the new, purchased or merged enterprises
5、to organize the training concerning tax management system
		A05-03	Management of annual tax plan	1、to organize the development of annul tax plan of various types of taxes of each company in Yasheng Group, and ensure the legitimacy, rationality and operability of plan
2、to organize the adjustment of tax plan in the middle of year, and organize the adjustment of tax plan of the latter half of the year, according to achievement situation of annual operation indicators and semi-annual budget adjustment plan of each company.

3、to organize the completion of remedial measures reached based on objective task of tax plan, and formulate reasonable remedial measures in the middle of the fourth quarter to ensure the completion of objective task of annual tax plan, according to actual execution situation of January-November tax plan and reasonable estimation of operation situation in December

The role of Company accounting department stuffs

A05-04	Execution of annul tax plan	1、to make a study of various tax policies, coordinate the relationship with many parties, and collect and issue various bills legally
2、to train and guide the financial department of each company to complete the collection, issuance and preparation of various bills.
3、to check the execution form of monthly tax plan of financial department of each company, and supervise and guarantee the safety of company funds.
4、to prepare the monthly tax execution analysis form (Budget, reality and difference) of each company in Yasheng Group, conduct data comparison and analysis of completion situation monthly, and adjust tax plan semiannually.

5、to organize intermediary consulting agency to check the execution situation of tax of each company in June and November yearly.
6、to conduct specific analysis, work out the specific rectification plan of each company and organize the rectification and inspection in combination with actual situations of each company, according to inspection and rectification report of execution situation provided by intermediary consulting agency

A05-05	Declaration of various tax preference and declaration of funds
1、 to make a study of various tax regulations and tax polities promulgated by the State and local government in time, and collect relevant policies and regulations applicable to each company in Yasheng Group

2、to organize each company to work out the specific execution plan of declaration of tax preference and declaration of funds, according to policies
3、to organize each company to complete the specific implementation of tax declaration plan, conduct process control, control the implementation progress and complete the plan smoothly.
A05-06	Final settlement of income tax
1、to collect the latest policies relating to settlement of income tax in the year, and organize intermediary consulting agency to work out training plan in early March, and complete the training of financial department of Yasheng Group in mid-March

2、to organize the financial department of each company in Yasheng Group to fill in the draft (Software and electronic file) of declaration form of the previous year income tax settlement in late March
3、to complete the review and modification of settlement declaration form each company in early April
4、to organize intermediary agency to conduct auditing for authentication report of income tax settlement on site in mid-April
5、to communicate with intermediary agency in late April, and issue the authentication report of income tax settlement, which meets the interest of company basically, prior to mid-May.
6、to complete the income tax settlement declaration and taxpaying of each company prior to May 31

The role of Company accounting department stuffs

A05-07	Daily taxpaying management	1.to verify the monthly tax return documents of each company in Yasheng Group, including:
three financial statement, consolidated tax returns, VAT tax returns, individual income tax returns, labor union expenditure and security fund for the disabled
Mode of examination and verification: to enter the tax account set of each company to conduct spot check and verification of data
2. to complete the tax registration, alteration and submission for approval and submission for the record of Yasheng Group and other subsidies
3. to finish the year-end submission for approval and recording of tax exemption of each company in Yasheng Group
A05-08	Maintenance of good relationship between tax authority and Yasheng Group	to be responsible for establishing and maintaining the good relationship between tax authority and Yasheng Group and between government and Yasheng Group
A05-09	Design of tax plan
to participate in the analysis of tax influence of corporate strategic planning and significant operation decision, make suggestions on tax risk management and work out the tax treatment plan in the strategic planning and  significant operation decision of Yasheng Group

A07	Management of bills and seals	A07-01	Establishment of management system of bills and seals
1、to organize the development of management system (Including financial seals, bank bills, invoices and receipts) of bills and seals of 8 companies in Yasheng Group, and develop relevant system, procedures and forms.

2、 to organize the check and rectification of execution of all management systems of bills and seals of Yasheng Group
3、 to organize the optimization and detailing of management system of bills and seals of Yasheng Group, and formulate relevant management rules according to needs
4、 to organize the development of management system of bills and seals of the new, purchased or merged enterprises.
5、 to organize the training concerning the management system of bills and seals.;
A11	Internal and external audit	A11-01	Participation in internal audit	to participate in the internal audit of Yasheng Group temporarily according to arrangement.
			Internal audit of Yasheng Group	to be responsible for conducting the audit of annual final financial settlement data , which shall comply with requirements of US GAAP

The role of Company accounting department stuffs

A12	Investment management	A12-01	Participation in external investment management of Yasheng Group
A13	Department management	A13-01	Preparation of monthly work plan, completion of monthly self-evaluation, preparation of semiannual and annual work summary to prepare the work plan of next month and conduct evaluation of work of the current month between the 26th day and the end of each month, and draw up work summary at the end of half a year and at the end of each year.

A14	Operation support and service	A14-01	Setting of annual operation objective of Yasheng Group	1、to provide last year’s basic financial data, assist in forecasting the next year’s operation objective and complete the determined plan of annual operation objective of Yasheng Group
2、to participate in the preparation and review of responsibility document of annual operation objectives
		A14-02	Establishment and adjustment of business model of each company in Yasheng Group	to collect relevant industrial policies and regulations, provide financial solutions and participate in the determination and adjustment of business model of each company in Yasheng Group
		A14-03	Operation performance assessment of each company in Yasheng Group	1、to provide the audited financial objective data and prepare the annual assessment statement of executives in each company
2、 to verify the performance assessment system of each company
		A14-04	Participation in daily operation management	to verify various economic contracts of Yasheng Group; verify the economic contracts of each subsidiary concerning significant financial matters
A15	Others	A15-01	Completion of other tasks temporarily assigned by finance minister	to complete the tasks according to working arrangement and needs

The role of Company accounting department stuffs

Company: Yasheng Group
Post:YS05 Capital Supervisor
Category of Main Working Programs		Single work		Description of working contents
Code	Work Item	Code	Details for single work
A01	Business accounting	A01-01	To require each company to check clear of the company’s internal current accounts before settlement of each month
1. To check whether the company’s internal current accounts are right or not before settlement of each month.

2. To verify the current accounts of various companies to be compliance with the transferred capital on the 28th day of each month.

		A01-02	To make and combine banking statements quarterly
1. To examine banking statement or tax statements provided by each company within five days after each quarter ;
2. To make summary for statements of various companies;
3. Formation, combination and elimination entry
4. To make proper adjustment for statements after combination and elimination;
5. To make adjustment for statements considering rationality, coherence and articulation relationship among statements;
6. To provide notes to statements according ly;
7. To submit statements to bank within ten days of each quarter.

A02	Financial Report	A02-01	To take charge of formulation, approval, summary and submission of daily capital sheet of the group each day.	1 to check daily capital report, direct and commissioned balance table of CICC, guarantee balance and commissioned loan balance of guarantee company,

The role of Company accounting department stuffs

A03	Capital collection and payment	A03-01	To be responsible for building and perfecting group’s capital management pattern and specifically implement overall management of group’s capital
To timely be responsible for perfection of two collection and payment line of group’s capital management pattern according to adjustment of group’s management pattern and build and maintain the application platform of group’s capital settlement bank.

		A03-02	Training and examination of capital management	1.to conduct capital management training each quarter or in unfixed period for financial staff; 2.To examine for capital management of group’s various companies and form examination report.
		A03-03	Examination and summary of capital plan
1.To require various companies to submit capital plan on the 26th of each month;
2.To examine various income and expenditure of various companies each month combined with their annual budget ; require to list details and give explanation reason  and then reasonably confirm its expenditure according to specific situation.
3.To summarize and submit group’s monthly capital plan on the 30th of each month;
4.To allocate capital according to capital plan;
5.To supervise and manage for capital use process and coordinate to resolve problem appeared to the company in the process of implementing capital plan;
6.To check execution situation of capital plan.

		A03-04	Fund procurement
1.To formulate transfer slip according to requirement;
2.To arrange various companies to transfer fund;
3.To follow up whether capital payment is in place and coordinate
4. When the capital returns, arrange the capital return according to the former route.
5. Register transfer slip.

		A03-05	to formulate annual capital plan	To formulate annual capital plan according to capital use and demand of next year;
		A03-06	to guarantee company’s account balance at the end of each month	To possibly increase company’s account balance around the 29th of each month.
		A03-07	To confirm whether there is sufficient capital to pay for interest in the account of the company receiving the loan.	To allocate and confirm whether there is sufficient capital to pay for interest in the account of the company receiving the loan on the 19th of each month.
		A03-08	to carry out financial business
1.To carry out various financial businesses entrusted by group;
2.To calculate average daily deposit balance according to personal card of Huaxia Bank and detailed accounts of various companies in Agricultural Bank of China each quarter, check accounts with banks and urge bank to transfer accounts as soon as possible.

The role of Company accounting department stuffs

A04	Budget management	A04-01	To formulate group’s financing budget	To formulate group’s annual budget according to financing plan;
		A04-02	To formulate group’s financial training budget	To formulate group’s financial training budget according to training plan;
		A04-03	to formulate group’s budget of externally employed audit organs	To formulate group’s audit evaluation expense according to external audit, evaluation, taxation, etc. predicated by company;
A07	Notes and stamp management	A07-01	Account and stamp management
1.To timely check materials of various companies to open, cancel account or start e-banking;
2.To keep materials after completion of approval process;
3. To timely update machine account of accounts and keep stamp model of various companies  left in the bank;
4.To handle authorization formality with principal to protect finance stamp and U aegis and keep the file;
5.To organize examination of account disposal, financial stamp and use situation of U aegis protector quarterly;
6.To timely handle authorization formality of financial stamp and U aegis in case of financial staff change.

A08	Financial system management	A08-01	Manage, keep and settle capital account set
1.To daily maintain capital account set, timely increase/decrease items of various companies to be adjusted and timely authorize or cancel power corresponding to item;
2.To require cashiers to submit monthly balance cover of capital account set  on the 26th of each month;
3.To examine whether cash in capital account set of various companies  and balance of bank deposit is consistence with general account at the end of month;
4.To check whether certificates of various companies in capital account set are approved or not.
5.To check whether the item allocation for certificates of various companies in capital account set is correct or not;
6.To generate UFO report and check whether it is balanced after generation;
7.To record and settle account for capital set before the 5th each month.

A09	Archive management	A09-01	materials filing
1.to file loan contract and various loan materials (finalize according to item);
2.to file training materials (according to month);
3.to file transfer slip (according to month);
4.to file materials to open, cancel account and start e-banking, authorize, etc;
5.to file financial statements externally sent this year (according to quarter);
6.to collect, sort out and file financing policy.

The role of Company accounting department stuffs

A10	Financing	A10-01	Financing management system	to formulate group’s financing system; that can meet the standard of US_GAAP to be responsible for construction and maintenance of financing channel; coordination and communication with bank, warrant and other financing organizations and build good cooperation relationship;
to be responsible for collection and research of financing policy and design with financing staff of group, wholly-funded and holding sub-companies;
To be responsible to arrange and check various banking statements, feasibility study report, contract and other financing and warrant materials required by bank and warrant organizations  formulated by Finance Department, Business Department and Technology Department of group, wholly-funded and holding sub-companies.

		A10-02	To apply for loan to bank and other financing organizations
1.To contact and communicate with relevant cooperative bank and other financing organizations according to requirements;
2.To design loan plan;
3.To arrange various loan companies to provide necessary materials;
4.To check whether statements, tax statements, note and tax payment certificates and other financial data provided by various companies are reasonable and articulation is correct.
5.To check whether the time, content, amount and process of sales or purchase contract provided by companies are consistent with other relevant materials;
6.To check whether Business License, Organization Code, Tax Registration Certificate and other company’s licenses are in the effective period;
7.。To check whether Shareholder’s Resolution, credit application and other materials of companies requiring for loan are compliance with requirements or not.

		A10-03	to contact guarantee company for guarantee
1. To contact guarantee company with limit according to requirement;
2.To be responsible to arrange various companies requiring for loan to provide necessary materials to guarantee company;
3.To check whether statements, tax statements, note and tax payment certificates and other financial data provided by various companies to guarantee company are reasonable and articulation is correct.
4. To check whether the time, content, amount and process provided by companies to guarantee company are consistent with other relevant materials;
5.To check whether Business License, Organization Code, Tax Registration Certificate and other company’s licenses are in the effective period;
6.To check whether Shareholder’s Resolution, credit application and other materials of companies requiring for loan guarantee are compliance with requirements or not.
7. To assist companies requiring for loan and guarantee company to negotiate guarantee rate, security and counter guarantee measures.
8.to check

		A03-04	to formulate guarantee capital process
1.To be responsible to arrange and formulate guarantee capital process of the loan;
2.To establish contract, time, unit and amount of guarantee capital;
3.To follow implementation process of guarantee capital;
4.To file a series of loan and guarantee capital materials.

		A03-05	to approve industry statement materials of companies according to specific requirements of “delivery standard of industry annual statements”
1.To check banking statements of group (unfixed time)
2.To check financial statements, guarantee balance detail and commissioned loan details that guarantee company reports to of Construction Bank of China before the 5th of each month;
3.To check financial statements, guarantee balance detail and commissioned loan details that guarantee company reports to of Construction Bank of China before the 10th of each month;
4.To check financial statements that eight sub-companies sent to People’s Bank of China before the 3rd of each month;
5. To check company’s financial statements and guarantee balance detail in Agricultural Bank of China every half a year.

		A03-06	to check after-loan and after-guarantee materials(according to specific requirements of “delivery standard of industry annual statements” each month)
1.To check financial statements that company reports to Agricultural Bank of China around the 10th of each month;
2.To check group’s bank statements, loan  account and increased contracts around the 10th of each month;
3. The group reports financial statements to Farmers and Merchants Bank around the 10th of each month;
4. to check financial statement that group delivers to Industrial and Commercial Bank of China (the delivery time is according to Industrial Bank’s requirement)

The role of Company accounting department stuffs

A11	internal and external audit	A11-01	To contact audit and appraisal organization
1. To contact audit and appraisal organization for companies according to requirement;
2.To be responsible for annual audit of group’s headquarter and communication and negotiation with audit organization to strive for satisfactory audit effect.

		A11-02	to participate in internal audit	To temporarily participate in group’s internal audit according to arrangement;
A12	Investment and management	A12-01	to participate in group’s external investment management
A13	Department management	A13-01	to formulate monthly work plan, conduct monthly self-evaluation, semi-annual and annual work summary	to formulate work plan for next month and conduct work evaluation of this month from the 26th to the end of each month and write work summary at half a year and at the end of the year.
		A13-02	To formulate annual training plan and be responsible for implementation of quarterly plan
1、To formulate annual accounting training plan; that can meet the standard of US_GAAP
2、To organize and carry out quarterly training work;
3、To carry out training plan of new staff;
4、To be responsible for employment training for new staff in salary management aspect.

A15	others	A15-01	to formulate capital, financing and guarantee system of newly-established, acquisition and merger enterprises
		A15-02	other tasks assigned by finance minister temporarily	To conduct according to work arrangement and demand.

The role of Company accounting department stuffs

Company: Yasheng Group
Post :YS06 Budget Supervisor
Category of Main Working Programs		Single work		Description of working achievements/ contents
Code	Work Items	Code	Details for single work
A02	Financial report	A02-01	To check budget data in management reports	To check budget data in management reports of companies before the 28th of each month.
A04	Budget management	A04-01	To perfect budget management system, optimize budget management system and timely update budget execution control regulation	to perfect budget management system and process and update budget execution control regulation according to problems in budget execution and management.
		A04-02	to be responsible to carry out annual budget formulation work and formulate annual budget formation plan
1、to organize group and companies to set up budget organization and confirm budget format and formation method of the whole group;
2、to organize budget management offices of group and sub-companies to convene budget start conference;
3、to organize training for relevant staff of group and companies;

		A04-03	to organize and approve annual budget submitted by companies and conduct budget balance and be responsible to send annual budget of sub-companies according to opinion of Board of Directors	1、to send general budget formation table and formation instruction requirement to group and sub-companies; 2、To approve general budget submitted by companies and send annual budget of companies.
		A04-04	to organize group’s sub-companies to decompose annual budget	To organize and check decomposed budget of sub-companies to send them for implementation.
		A04-05	to organize sub-companies to conduct semi-annual budget adjustment
To formulate semi-annual budget adjustment plan and organize sub-companies to formulate  budget adjustment demand table; to approve adjusted budget submitted by sub-companies and send to sub-companies to adjust budget.

		A04-06	to analyze for budget execution situation of group’s sub-companies, and formulate analysis report of monthly, quarterly and annual budget execution situation
1、to work out budget execution analysis report and table format;
2、To deeply analyze budget difference cause of sub-companies according to management report and other relevant data and formulate budget execution situation analysis table and report (five days to next month after the end of monthly budget analysis report and five days to next month after the end of quarterly budget analysis report )

		A04-07	to organize convention of monthly budget analysis meeting	To organize convention of monthly budget analysis meeting of the whole group before the 8th each month and propose existed major problems and improvement suggestion in budget execution and control.
A04-07
 to conduct  preliminary review for accumulated extra budget over monthly and annual budget delivered by group’s sub-companies and extra-budget capital and budget adjustment application delivered by group’s sub-companies
To conduct preliminary review for extra monthly accumulation, adjustment among budget items and extra annual budget applications delivered by companies.
		A04-08	to check the difference between budget execution data of companies and accounting data	to check budget execution data and accounting data of companies and report check result to relevant leaders of financial center.
		A04-09	to check budget management system execution situation of companies	To check and understand budget management system execution situation of companies and form check report of budget execution.
		A04-10	To conduct budget management system and procedure training for companies’ financial staff	1、to conduct according to work arrangement and demand each month; 2、To be responsible for training for new staff in budget management aspect.
		A04-11	To formulate annual budget of financial culture construction expense, information construction expense and fixed assets purchase in the financial center	To formulate annual budget at the end of each year and conduct budget adjustment half a year.

The role of Company accounting department stuffs

A06	Assets management	A06-01	Assets management system construction
1、to build and perfect group’s fixed assets, inventory management system, bidding system and process, assets check system and process, including fixed assets, inventory (including project management), credit and debt, office products, vehicle management, low-value consumables to form relevant operation details, process and slips.  that can meet the standard of US_GAAP

2、To organize for check and reformation for various assets management execution situations of the whole group.
3、To organize optimization and detailing of assets management of the whole group and form relevant management regulations according to requirement.
4、To organize and formulate assets management system of newly-established, acquisition and merger enterprises.
5、to organize training for assets management system.
		A06-02	to implement relevant questions and form check report according to check result of quarter assets
To organize assets check work each quarter; check and implement for checked problem; formulate assets check report, send reformation notice for relevant questions and follow for implementation. that can meet the standard of US_GAAP

		A06-03	To manage for group’s major assets application, construction, check and disposal and conduct irregular examination
1、to participate in bidding of group’s companies and sub-companies , annual fixed suppliers selection according to work requirement;
2、To conduct pre-approval for investment project and special assets purchase of companies.

		A06-04	to timely summarize and update asset management accounts and collect asset ownership certificates	To collect assets account and relevant assets ownership certificates of various companies and timely update and summarize according to quarter;
		A06-05	to participate in formulation and approval group’s important economic contract and economic agreement;	to conduct according to work arrangement and demand;
		A06-06	to conduct asset management system and flow training for financial staff of companies	to conduct according to work arrangement and demand each month;

The role of Company accounting department stuffs

A08	Financial system management	A08-01	Financial information institution construction	1、to organize and set up financial information institution of the whole group;
2、to organize and set up financial information institution of newly-established, acquisition and merger enterprises.
3、to formulate information construction software upgrading plan after comprehensive survey and organize for implementation after demonstration and approval;
4、to formulate information construction hardware upgrading plan after comprehensive survey and organize for implementation after demonstration and approval;
		A08-02	Financial informatization system construction
1、To organize and formulate financial information system, including information target, information   management principle and specific rules and systems of information (including authorization, operational regulation, software maintenance, hardware construction and maintenance, electronic archive and back-up management, etc), output/input account resolution and work flow.

2、To organize for check and reformation of execution situation of the whole group’s financial information system
3、To organize for optimization and detailing of the whole group’s financial information system and form relevant operational details according to demand.
4、 to organize training of the whole group’s financial information system.
		A08-03	Annual financial information management work
1、To organize and formulate closing account plan of various financial systems of various account sets (management and taxation)of companies in the current year, including general account, receivable and payable accounts, fixed assets, sales, procurement, stock, inventory, network application and budget; and organize for implementation of closing account plan and transfer to next half a year, data backup and copy disk work

2、to organize and formulate financial system account setup plan of various account sets (management and taxation) of the whole group’s sub-companies in the later half a year and organize for implementation to guarantee normal online operation.

3、to organize and guide to complete setup, data input, network application flow compile, test and other technical work of annual budget system of the whole group’s companies; assist and supervise setup, data input, network application flow compile, test and other technical work of annual budget system of other companies;

4、To organize companies to input annual budget decomposed data in financial system and check whether company’s input data is consistence with annual target and decomposed data.
5、 to sort out financial system power and organize power re-authorization and adjustment work in the year.
6、to design and compile GAAP statement of financial system of the whole group’s companies send and train.

The role of Company accounting department stuffs

A08-04	daily financial information management work	1、 power setup: to check approval table of the whole group’s companies to start(change or cancel) and check start work of system administrator;
2、abnormal matter resolution of financial software system: receipt lockout, account set lockout, power function, etc. (mainly caused by irregular operation)
3、“input-output account “work of the group’s 23 companies, which is mainly small program to deal with financial development:
① to remove system name of certificate generated by external system;
② to input cash flow quantity;
③ to cancel certificate or alter verifier.
4、 increase work of systematic financial items of the whole group’s companies
5、 to guide UFO statement generation and error correction, etc.
6、To maintain normal operation of network application and budget module of financial system and timely resolve for arisen problem.
7、To adjust audit opinion table according to budget and check budget adjustment slip of companies’ financial system.
8、 operational training of various financial sub-systems.
A09	Archive management	A09-01	revision and file management of financial system	to timely revise relevant financial system according to requirement, put in order and file.
		A09-02	to file and sort out budget, assets and financial information management system	to clean budget and assets management system, put in order and file.
		A09-03	materials filing
1、annual budget table of companies (according to year);
2、budget adjustment sheet of extra monthly accumulation, adjustment among budget items and extra annual budget applications of companies(according to quarter);
3、duplicate of assets account and relevant ownership (according to quarter);
4、relevant assets check and disposal materials (according to quarter);
5、Relevant financial information materials (according to quarter);

A11	internal and external audit	A11-01	to participate in internal audit	To temporarily participate in group’s internal audit according to arrangement;

The role of Company accounting department stuffs

A12	Investment and management	A12-01	to participate in group’s external investment management
A13	Department management	A13-01	to formulate monthly work plan, conduct monthly self-evaluation, semi-annual and annual work summary	to formulate work plan for next month and conduct work evaluation of this month from the 26th to the end of each month and write work summary at half a year and at the end of the year.
		A13-01	to participate in financial team construction and financial center culture construction	To cooperate with Minister to implement work summary, financial center culture construction, prize essay and financial staff activity of Finance Department.
A15	others	A15-01	To organize for formulation and perfection of financial system
To be responsible to assist Minister to build and perfect group’s financial management system and collect major problems existed in system and process operation and timely organize relevant staff for revision and perfection (including discussion and negotiation of plan and document delivery, etc.)

		A15-02	to organize, formulate and summarize financial system of newly-established, acquisition and merger enterprises
1、to organize accounting supervisor, capital supervisor and relevant staff to formulate financial system of newly-established, acquisition and merger enterprises
2、To summarize and report for approval after  negotiation;

		A15-03	other tasks assigned by Minister Finance temporarily	To conduct according to work arrangement and demand.

The role of Company accounting department stuffs

Yasheng Group
Post: YSFD_01 Accountant Manager
Category of Main Working Programs		Single Work		Work Achievements/Contents
Code	Work Items	Code	Details for single work
A01	Financial accounting	A01-01	Management of daily financial accounting
1、to verify the accounting vouchers (Vouchers generated by general ledger of management account set and tax account set, online reimbursement and fixed asset system) and handling of accounting affairs of Yasheng Group and its other subsidiaries (8 companies); Main point of verification: Whether information about abstracts, departments, personnel, suppliers, customers, accounts and cash flow is correct and whether the approval procedure of re-verification is complete;

2、to verify the checking of internal current accounts and individual current accounts of Yasheng Group and its other subsidiaries (8 companies)
A03	Fund collection and payment	A03-01	Verification of expense reimbursement	to verify the bills of expense reimbursement of Yasheng Group and its other subsidiaries (8 companies) on Monday and Thursday
		A03-02	Verification of fund payment	to verify the payment of various funds of Yasheng Group and its other subsidiaries (8 companies)
		A03-03	Verification of salary, subsidy and performance	to verify the payroll, subsidy statement and performance statement prepared by HR Department of Yasheng group prior to the 10th day of each month
		A03-08	Approval of cash count statement	to examine and approve the cash count statement of Yasheng Group and its other subsidiaries (8 companies), which has been verified by accountant, on Friday of each week
		A03-05	Approval of bank balance adjustment statement and bank deposit count statement	to examine and approve the bank balance adjustment statement and bank deposit count statement, which has been verified by cashier and account, on a monthly basis after account closing.
		A03-06	Verification of monthly fund plan	to verify the monthly fund plan of Yasheng Group and its other subsidiaries (8 companies) on the 26th day of each month
		A03-07	Organization of annual review of loan card	to organize the annual review of loan card of Yasheng Group and its other subsidiaries (8 companies) and individual shareholders.

The role of Company accounting department stuffs

A08	Budget management	A08-01	Annual budget of Yasheng Group	to organize the preparation of annual budget of Yasheng Group and prepare annual budget statement and special budget statement (if any) of Yasheng Group
		A08-02	Management of UFIDA budget system of Yasheng Group	to organize the initial entry of annual budget and normal use of budget system of Yasheng Group
		A08-03	Controling, analysis and adjustment of budget process of Yasheng Group to verify the declaration of the beyond-monthly, beyond-accumulated, beyond-yearly and extra-budgetary funds of Yasheng Group, verify the budget adjustment items of Yasheng Group, verify the analytical report of the monthly, quarterly and yearly budget enforcement of Yasheng Group and organize the semi-annual or special budget adjustment of Yasheng Group.

A05	Tax management	A05-01	Daily taxpaying management
1.to verify the monthly tax return materials of Yasheng Group and its other subsidiaries (8 companies), including three financial statements, consolidated tax return, VAT tax return, individual income tax return, labor union expenditure and security fund for the disabled

2. to complete the tax registration, alteration, submission for approval and submission for the record of Yasheng Group and its other subsidiaries (8 companies)
A06	Assets management	A06-01
Responsible for managing the assets (Including, without limitation, inventory, low-value consumables, fixed assets and intangible assets) of Yasheng Group and its other subsidiaries (8 companies) and supervising the assets management work of administrative department in an all-round way

1.to arrange financial personnel to coordinate with administrative department on  the physical count of fixed assets and supervise and urge the preparation of the physical count report at the end of each quarter;
2.to check the office expenses, low value consumables, and vehicle expenses of administrative department and work out inspection report and submit it to relevant department authorized by chairman of the board for approval at the end of each quarter;
3.to verify the inventory-taking statement and spot check the inventory-taking record on site at the end of each month, and supervise the taking of inventory on an irregular basis;
8、to supervise and urge administrative department and financial department to remedy the problems found in the above physical count of assets within the specified time limit.

The role of Company accounting department stuffs

A07	Management of bills and seals	A07-01	Daily management of bills and seals	1、to be responsible for keeping the special financial seals of Yasheng Group and its other subsidiaries (8 companies) in safe place and use the seals according to system.
2、 to supervise and verify the issuance and use of financial seals, bank bills and invoice receipts of Yasheng Group and its other subsidiaries (8 companies)
A09	Archives management	A09-01	Filing of departmental archives	to organize and check the filing of departmental financial and accounting archives
		A09-02	Safekeeping of departmental archives	to keep the previous accounting archives of department in safe place and perform the approval procedures of borrowing, searching and photocopying of archives in strict accordance with system
A11	Internal and external audit	A11-01	Internal and external audit of Yasheng Group	to organize and complete various audit works of internal and external auditing agencies of Yasheng Group and its other subsidiaries (8 companies)
A13	Department management	A13-01	Daily management	to prepare, verify and finalize the weekly, monthly, quarterly and yearly work plans;
		A13-02	Personnel training	1. training new employees 2. training concerning system and procedures
A15	Others	A15-01	Others	to finish various work temporarily assigned by immediate supervisor

The role of Company accounting department stuffs

Yasheng Group
Post: YSFD_01 Accountant Manager
Category of Main Working Programs		Single Work		Work Achievements/Contents
Code	Work Items	Code	Details for single work
A01	Financial accounting	A01-01	Management of daily financial accounting
1、to verify the accounting vouchers (Vouchers generated by general ledger of management account set and tax account set, online reimbursement and fixed asset system) and handling of accounting affairs of Yasheng Group and its other subsidiaries (8 companies); Main point of verification: Whether information about abstracts, departments, personnel, suppliers, customers, accounts and cash flow is correct and whether the approval procedure of re-verification is complete;

2、to verify the checking of internal current accounts and individual current accounts of Yasheng Group and its other subsidiaries (8 companies)
A03	Fund collection and payment	A03-01	Verification of expense reimbursement	to verify the bills of expense reimbursement of Yasheng Group and its other subsidiaries (8 companies) on Monday and Thursday
		A03-02	Verification of fund payment	to verify the payment of various funds of Yasheng Group and its other subsidiaries (8 companies)
		A03-03	Verification of salary, subsidy and performance	to verify the payroll, subsidy statement and performance statement prepared by HR Department of Yasheng group prior to the 10th day of each month
		A03-08	Approval of cash count statement	to examine and approve the cash count statement of Yasheng Group and its other subsidiaries (8 companies), which has been verified by accountant, on Friday of each week
		A03-05	Approval of bank balance adjustment statement and bank deposit count statement	to examine and approve the bank balance adjustment statement and bank deposit count statement, which has been verified by cashier and account, on a monthly basis after account closing.
		A03-06	Verification of monthly fund plan	to verify the monthly fund plan of Yasheng Group and its other subsidiaries (8 companies) on the 26th day of each month
		A03-07	Organization of annual review of loan card	to organize the annual review of loan card of Yasheng Group and its other subsidiaries (8 companies) and individual shareholders.

The role of Company accounting department stuffs

A08	Budget management	A08-01	Annual budget of Yasheng Group	to organize the preparation of annual budget of Yasheng Group and prepare annual budget statement and special budget statement (if any) of Yasheng Group
		A08-02	Management of UFIDA budget system of Yasheng Group	to organize the initial entry of annual budget and normal use of budget system of Yasheng Group
		A08-03	Controling, analysis and adjustment of budget process of Yasheng Group to verify the declaration of the beyond-monthly, beyond-accumulated, beyond-yearly and extra-budgetary funds of Yasheng Group, verify the budget adjustment items of Yasheng Group, verify the analytical report of the monthly, quarterly and yearly budget enforcement of Yasheng Group and organize the semi-annual or special budget adjustment of Yasheng Group.

A05	Tax management	A05-01	Daily taxpaying management
1.to verify the monthly tax return materials of Yasheng Group and its other subsidiaries (8 companies), including three financial statements, consolidated tax return, VAT tax return, individual income tax return, labor union expenditure and security fund for the disabled

2. to complete the tax registration, alteration, submission for approval and submission for the record of Yasheng Group and its other subsidiaries (8 companies)
A06	Assets management	A06-01
Responsible for managing the assets (Including, without limitation, inventory, low-value consumables, fixed assets and intangible assets) of Yasheng Group and its other subsidiaries (8 companies) and supervising the assets management work of administrative department in an all-round way

1.to arrange financial personnel to coordinate with administrative department on  the physical count of fixed assets and supervise and urge the preparation of the physical count report at the end of each quarter;
2.to check the office expenses, low value consumables, and vehicle expenses of administrative department and work out inspection report and submit it to relevant department authorized by chairman of the board for approval at the end of each quarter;
3.to verify the inventory-taking statement and spot check the inventory-taking record on site at the end of each month, and supervise the taking of inventory on an irregular basis;
8、to supervise and urge administrative department and financial department to remedy the problems found in the above physical count of assets within the specified time limit.

A07	Management of bills and seals	A07-01	Daily management of bills and seals	1、to be responsible for keeping the special financial seals of Yasheng Group and its other subsidiaries (8 companies) in safe place and use the seals according to system.
2、 to supervise and verify the issuance and use of financial seals, bank bills and invoice receipts of Yasheng Group and its other subsidiaries (8 companies)

The role of Company accounting department stuffs

A09	Archives management	A09-01	Filing of departmental archives	to organize and check the filing of departmental financial and accounting archives
		A09-02	Safekeeping of departmental archives	to keep the previous accounting archives of department in safe place and perform the approval procedures of borrowing, searching and photocopying of archives in strict accordance with system
A11	Internal and external audit	A11-01	Internal and external audit of Yasheng Group	to organize and complete various audit works of internal and external auditing agencies of Yasheng Group and its other subsidiaries (8 companies)
A13	Department management	A13-01	Daily management	to prepare, verify and finalize the weekly, monthly, quarterly and yearly work plans;
		A13-02	Personnel training	1. training new employees 2. training concerning system and procedures
A15	Others	A15-01	Others	to finish various work temporarily assigned by immediate supervisor